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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2008 (MM/DD/YY) AND ENDING 3/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Daewoo Securities (America), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 301,
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Sun Park 212-407-1005
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAY 28 2009
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Young Sun Park, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Daewoo Securities (America), Inc. and subsidiary for the year at and ended March 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

5/21/2009

Signature Date

President

Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 21st DAY OF May ~~2000~~ 2009
BY

NOTARY PUBLIC

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, ~~2002~~ 2010

Notary Public

Daewoo Securities (America), Inc.

(A Wholly-Owned Subsidiary of
Daewoo Securities Co., Ltd.)
And Subsidiary

(SEC I.D. No. 8-45034)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Daewoo Securities (America), Inc.:

We have audited the accompanying consolidated statement of financial condition of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co., Ltd.) and Subsidiary (collectively, the "Company") as of March 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 21, 2009

DAEWOO SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Daewoo Securities Co., Ltd.) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS	
Cash	$ 1,075,725
Interest-bearing deposit in bank	300,000
Commissions receivable from parent	94,262
Receivable from brokers, dealers and clearing organizations	3,401,643
Securities owned, at fair value:	
Money market funds	5,693,448
Corporate stocks	1,271,100
Corporate debt securities	1,999,317
Total securities owned	8,963,865
Furniture and office equipment, at cost, less accumulated depreciation of $172,158	24,019
Other assets	227,737
TOTAL ASSETS	$ 14,087,251
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 1,271,100
Interest rate swap	48,983
Accrued expenses and other liabilities	314,971
Total liabilities	1,635,054
Commitments and contingencies	
Stockholder's equity:	
Common stock, par value $0.01 per share - 100,000 shares authorized; issued and outstanding 12,000 shares	120
Additional paid-in capital	11,999,880
Retained earnings	452,197
Total stockholder's equity	12,452,197
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,087,251

See notes to consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS

Daewoo Securities (America), Inc., (the "Company") was incorporated on July 7, 1992 under the laws of the state of New York to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Daewoo Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. The major source of income is commissions from its brokerage services.

The Company has clearing agreements with its Parent and others whereby these entities clear the Company's and its customers' securities transactions and carry such accounts on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

Daewoo Futures, Inc. (the "Subsidiary"), a wholly-owned subsidiary of the Company, was incorporated in May 1995. As of and for the year ended March 31, 2009, Daewoo Futures, Inc. was not engaged in active business. At March 31, 2009, $338,108 of assets and $2,163 of liabilities were attributable to the Subsidiary. The aggregate stockholder's equity of the Subsidiary was $333,945 at March 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statement of financial condition include the accounts of the Company and the Subsidiary, both of which are under common management. All material intercompany profits, transactions and balances have been eliminated.

Receivable from Brokers, Dealers and Clearing Organizations - The balances shown as receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of a deposit with a clearing broker. According to the proprietary account of an introducing broker agreement with the clearing broker, the Company used this deposit in its net capital computations.

Securities owned - Securities are carried at fair value and at March 31, 2009, consist primarily of obligations of corporate stocks, corporate debt securities and money market funds (see Note 4).

Deferred Rent Liability - Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expense and other liabilities in the accompanying consolidated statement of financial condition. The deferred rent liability amounted to $50,453 as of March 31, 2009.

Interest Rate Swap Agreements - The Company enters into interest swap agreements to reduce its exposure to market risk from changing interest rates. The Company designed these derivative financial

instruments as nonhedging instruments. Consequently, any changes in fair value of these derivative financial instruments are taken to income.

These derivative financial instruments are carried at fair value and changes in the fair value are recognized as trading gains or losses. The derivative financial instruments are valued using quoted market prices, including quotes from dealers in those instruments, when available. If quoted market prices are not available, fair value is estimated by using pricing models, quoted prices of instruments with similar characteristics, or discounted cash flows.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Depreciation - Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from five to six years.

Fair Value of Financial Instruments - In accordance with SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* the carrying amounts reported in the consolidated statement of financial condition for securities owned, securities sold, not yet purchased, and interest rate swap are valued at fair value using quoted market prices or as determined by management. Commissions receivable from parent, receivable from brokers, dealers and clearing organizations, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

Fair Value Measurements - The Company accounts for its financial instruments owned and financial instruments sold, but not yet purchased at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company records these financial assets and liabilities at fair value pursuant to various accounting literature including SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, and SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157").

The Company adopted SFAS No. 157 on April 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. SFAS No. 157 does not dictate when fair values should be the basis to account for a financial instrument, nor does it proscribe which valuation technique should be used. Rather, SFAS No. 157 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by SFAS No. 157, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

Use of Estimates - The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN No. 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction. On December 30, 2008, the FASB issued FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. This FSP defers the effective date of FIN No. 48 to fiscal years beginning after December 15, 2008 for certain nonpublic enterprises, including the Company. The Company has elected to adopt the provisions of FSP FIN 48-3 and, as such, will adopt FIN No. 48 for the year ending March 31, 2010. The Company is currently evaluating the effect that the adoption will have on its consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 has not had a material impact on its consolidated statement of financial condition.

In February 2008, the FASB issued FASB Staff Position FAS No. 140-3 "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" (FSP No. 140-3"). FSP No. 140-3 provides guidance on accounting for transfers of financial assets and associated financing transactions. FSP No. 140-3 requires a transfer of a financial asset and a repurchase financing entered into contemporaneously,

or in contemplation of the initial transfer, to be evaluated together as a linked transaction under SFAS No. 140, unless certain criteria are met. If certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction under SFAS No. 140. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008 and will be applied only to new transactions entered into after the date of adoption. The Company does not presently believe that the adoption of FSP No. 140-3 will have material impact on its consolidated statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced derivative disclosures and establishes specific quantitative and qualitative disclosure requirements. Such disclosures include the location and amounts of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and early application is permitted. The Company does not presently believe that the adoption of SFAS 161 will have material impact on its consolidated statement of financial condition.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March, 31, 2009, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $8,199,527, which exceeded the minimum requirement by $8,099,527. The Company's percentage of aggregate indebtedness to net capital was 4.41%.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table presents the Company's securities owned, at fair value, and securities sold, but not yet purchased, at fair value, as of March 31, 2009:

Type of securities	Assets	Liabilities
Money market funds	$ 5,693,448	$ -
Corporate stocks	1,271,100	1,271,100
Corporate debt securities	1,999,317	-
	$ 8,963,865	$ 1,271,100

5. FAIR VALUE DISCLOSURE

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present the Company's financial instruments that are carried at fair value as of March 31, 2009 by financial statement line item caption, type of instrument, and level within the SFAS No. 157 valuation hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Assets at Fair Value		
Type of financial instruments	Level 1	Level 2	Level 3	Total
Money market funds	$ 5,693,448	$ -	$ -	$ 5,693,448
Corporate stocks	1,271,100	-	-	1,271,100
Corporate debt securities	-	1,999,317	-	1,999,317
Financial instrument assets	$ 6,964,548	$ 1,999,317	$ -	$ 8,963,865

		Liabilities at Fair Value		
Type of financial instruments	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased	$ 1,271,100	$ -	$ -	$ 1,271,100
Interest rate swap	-	48,983	-	48,983
Financial instrument liabilities	$ 1,271,100	$ 48,983	$ -	$ 1,320,083

6. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of March 31, 2009 is as follows:

Deferred rent	$ 22,956
Depreciation	1,601
Accrued expense	4,266
Total	28,823
Valuation allowance	(28,823)
Net deferred tax assets	$ -

The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would not utilize the benefit of deferred tax assets on these deductible differences, the Company has recorded a valuation allowance to fully offset the deferred tax assets. The net change in valuation allowance for the year ended March 31, 2009 was an increase of $485.

7. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Related commissions receivable from the Parent as of March 31, 2009 amounted to $94,262. See Note 9 for an interest rate swap transaction.

8. **PLEDGED ASSETS**

Receivable from brokers and dealers of approximately $1,779,000 as of March 31, 2009 was pledged as collateral to clearing brokers to conform with the margin requirements for securities sold, not yet purchased.

9. **INTEREST RATE SWAP AGREEMENT**

At March 31, 2009, the Company has an interest rate swap agreement with Korea Development Bank, London Branch ("KDB"), an affiliated company, having a total notional principal amount of $2,000,000. The Company pays a fixed rate of 8.25 percent to KDB, while receiving interest at LIBOR plus 1.85 percent (3.59 percent at March 31, 2009). The interest rate swap agreement matures on July 15, 2009. The Company designated the interest rate swap as a nonhedging instrument. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate any material losses from this transaction. The fair value of the interest rate swap agreement at March 31, 2009 was a loss of $48,983, which is included in interest rate swap in the accompanying consolidated statement of financial condition.

10. **COMMITMENT**

The Company leases office space under noncancelable operating lease expiring in August 2014. The following is a schedule of the minimum annual rental commitment for such lease:

Year ending March 31:	Amount
2010	$ 152,157
2011	153,050
2012	153,050
2013	153,050
2014	153,050
Thereafter	63,771
	$ 828,128

11. **CREDIT RISK AND CLIENT ACTIVITIES**

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2009. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

12. **CONCENTRATIONS OF CREDIT RISK**

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their

ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2009. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 21, 2009

Daewoo Securities (America), Inc.
600 Lexington Avenue, Suite 301
New York, NY 10022

In planning and performing our audit of the consolidated statement of financial condition of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co., Ltd.) and subsidiary (collectively, the "Company") as of March 31, 2009 (on which we issued our report dated May 21, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP